FOR IMMEDIATE RELEASE

ALAMOS GOLD INC.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario, Canada M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801
All amounts are in United States dollars, unless otherwise stated.
Alamos Gold Reports Mineral Reserves and Resources for the Year-Ended 2017

Global Mineral Reserves Increase 28% Reflecting Addition of Island Gold, Strong Growth at La Yaqui Grande and Initial Mineral Reserve at Lynn Lake

Toronto, Ontario (February 21, 2018) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported its updated mineral reserves and resources as of December 31, 2017. For a detailed summary of mineral reserves and resources by project, refer to the tables below.
Highlights

▪
Global Proven and Probable mineral reserves increased 28%, or 2.1 million ounces, to 9.8 million ounces of gold, (203 million tonnes (“mt”) grading 1.50 grams per tonne of gold (“g/t Au”)) net of mining depletion, with grades increasing 16%. The increase reflects the addition of Island Gold (with the acquisition of Richmont Mines closing November 23, 2017), further growth at La Yaqui Grande and the declaration of an initial mineral reserve at Lynn Lake

▪
Island Gold’s Proven and Probable mineral reserves increased 18% to 887,000 ounces of gold, (2.7 mt grading 10.20 g/t Au) net of mining depletion. Mineral reserve grades also increased 11% to 10.20 g/t Au compared to 9.17 g/t Au at the end of 2016. Since 2014, mineral reserves have increased 383% in terms of ounces and 60% in terms of grade

▪
Increased Proven and Probable mineral reserves at La Yaqui Grande to 644,000 ounces of gold, (14.3 mt grading 1.40 g/t Au) a 24%, or 123,000 ounce increase. Including additions within the Mulatos Pit, this offset mining depletion at Mulatos

▪	Initial Proven and Probable mineral reserve declared at Lynn Lake of 1.6 million ounces of gold (26.8 mt grading 1.89 g/t Au) with the release of the positive feasibility study in December 2017

▪	Global Measured and Indicated mineral resources decreased 21% to 7.4 million ounces of gold, (207 mt grading 1.1 g/t Au) reflecting the conversion of mineral resources to mineral reserves at Lynn Lake

▪	Global exploration budget of $36 million, a 50% increase from 2017 with nearly 80% of the spending to be focused on following up exploration success at Island Gold and the Mulatos District

“Alamos’ reserve base has grown substantially over the past several years, both in size and quality. Our 2017 exploration program is a continuation of this success, highlighted by strong increases at Island Gold in terms of ounces and grade. With reserves approaching 10 million ounces of gold, this represents one of the highest quality, longest life reserve bases in some of the best jurisdictions in the world. With significant potential at each of our core operations and development projects, we look forward to continued exploration success,” said John A. McCluskey, President and Chief Executive Officer.

TRADING SYMBOL: TSX:AGI NYSE:AGI

TOTAL MINERAL RESERVES AND RESOURCES

	2017			2016			% Change		
	Tonnes (000's)	Grade (g/t Au)	Ounces (000's)	Tonnes (000's)	Grade (g/t Au)	Ounces (000's)	Tonnes (000's)	Grade (g/t Au)	Ounces (000's)
Proven and Probable Gold Mineral Reserves									
Young-Davidson - Surface	857	0.98	27	1,165	0.91	34	-26%	8%	-21%
Young-Davidson - Underground	40,011	2.67	3,440	42,054	2.70	3,653	-5%	-1%	-6%
Total Young-Davidson	**40,868**	**2.64**	**3,467**	**43,220**	**2.65**	**3,687**	**-5%**	**-1%**	**-6%**
Island Gold	**2,703**	**10.20**	**887**	**-**	**-**	**-**	**-**	**-**	**-**
Mulatos Mine	21,944	0.88	624	26,020	0.90	750	-16%	-1%	-17%
Stockpiles	8,855	1.30	370	7,129	1.38	317	24%	-6%	17%
La Yaqui	1,444	1.39	65	1,939	1.40	87	-26%	-	-26%
La Yaqui Grande	14,325	1.40	644	11,548	1.40	521	24%	-	24%
Cerro Pelon	3,253	1.63	170	3,253	1.63	170	-	-	-
Underground	39	12.05	15	106	11.65	40	-63%	3%	-62%
Total Mulatos	**49,860**	**1.18**	**1,888**	**49,995**	**1.17**	**1,885**	**-**	**-**	**-**
El Chanate - Open Pit	2,700	0.63	54	10,812	0.56	193	-75%	13%	-72%
El Chanate - Leach Pad Inv.	-	-	80	-	-	100	-	-	-20%
Total El Chanate	**2,700**	**-**	**135**	**10,812**	**-**	**293**	**-75%**	**-**	**-54%**
Total Lynn Lake	**26,803**	**1.89**	**1,625**	**-**	**-**	**-**	**-**	**-**	**-**
Ağı Dağı	54,361	0.67	1,166	54,361	0.67	1,166	-	-	-
Kirazlı	26,104	0.79	665	26,104	0.79	665	-	-	-
Total Turkey	**80,465**	**0.71**	**1,831**	**80,465**	**0.71**	**1,831**	**-**	**-**	**-**
Alamos - Total	**203,399**	**1.50**	**9,832**	**184,492**	**1.30**	**7,696**	**10%**	**16%**	**28%**
Measured and Indicated Gold Mineral Resources (exclusive of Mineral Reserves)									
Young-Davidson - Surface	1,739	1.24	69	1,739	1.24	69	-	-	-
Young-Davidson - Underground	11,374	3.53	1,291	10,792	3.39	1,177	5%	4%	10%
Total Young-Davidson	**13,113**	**3.23**	**1,361**	**12,531**	**3.09**	**1,246**	**5%**	**4%**	**9%**
Island Gold	**591**	**5.86**	**111**	**-**	**-**	**-**	**-**	**-**	**-**
Mulatos Mine	69,467	1.10	2,461	72,491	1.10	2,554	-4%	1%	-4%
Underground	519	4.68	78	558	5.20	93	-7%	-10%	-16%
La Yaqui Grande	3,045	1.11	109	1,108	1.91	68	175%	-42%	60%
Cerro Pelon	572	2.56	47	572	2.56	47	-	-	-
Carricito	1,355	0.83	36	1,355	0.83	36	-	-1%	-1%
Total Mulatos	**74,958**	**1.13**	**2,731**	**76,084**	**1.14**	**2,798**	**-1%**	**-1%**	**-2%**
El Chanate	**5,757**	**0.72**	**134**	**4,415**	**0.66**	**93**	**30%**	**10%**	**43%**
Lynn Lake	**7,972**	**1.91**	**490**	**40,303**	**2.03**	**2,629**	**-80%**	**-6%**	**-81%**
Esperanza	**34,352**	**0.98**	**1,083**	**34,352**	**0.98**	**1,083**	**-**	**-**	**-**
Turkey	**58,574**	**0.59**	**1,108**	**58,574**	**0.59**	**1,108**	**-**	**-**	**-**
Quartz Mountain	**12,156**	**0.87**	**339**	**12,156**	**0.87**	**339**	**-**	**-**	**-**
Alamos - Total	**207,472**	**1.10**	**7,357**	**238,415**	**1.21**	**9,298**	**-13%**	**-9%**	**-21%**
Inferred Gold Mineral Resources									
Total Young-Davidson	**3,528**	**2.74**	**311**	**3,555**	**2.75**	**314**	**-1%**	**-**	**-1%**
Island Gold	**2,958**	**9.55**	**908**	**-**	**-**	**-**	**-**	**-**	**-**
Mulatos Mine	8,804	0.92	261	8,935	0.92	265	-1%	-	-2%
Underground	162	4.93	26	162	4.93	26	-	-	-
La Yaqui Grande	303	0.97	9	174	1.39	8	74%	-30%	13%
Cerro Pelon	109	1.23	4	109	1.23	4	-	-	-
Carricito	900	0.74	22	900	0.74	22	-	-	-
Total Mulatos	**10,278**	**0.97**	**322**	**10,280**	**0.98**	**325**	**-**	**-1%**	**-1%**
El Chanate	**52**	**0.79**	**1**	**112**	**0.71**	**3**	**-53%**	**12%**	**-48%**
Lynn Lake	**45,923**	**1.11**	**1,646**	**50,704**	**1.28**	**2,089**	**-9%**	**-13%**	**-21%**
Esperanza	**718**	**0.80**	**18**	**718**	**0.80**	**18**	**-**	**-**	**-**
Turkey	**25,240**	**0.54**	**438**	**25,240**	**0.54**	**438**	**-**	**-**	**-**
Quartz Mountain	**39,205**	**0.91**	**1,147**	**39,205**	**0.91**	**1,147**	**-**	**-**	**-**
Alamos - Total	**127,903**	**1.17**	**4,791**	**129,815**	**1.04**	**4,334**	**-1%**	**12%**	**11%**

2 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Mineral Reserves
Global Proven and Probable mineral reserves increased by 28% to 9.8 million ounces of gold, net of mining depletion as of December 31, 2017. This reflects the addition of Island Gold, following the completion of the Richmont Mines acquisition on November 23, 2017, further growth at La Yaqui Grande and the declaration of an initial mineral reserve at Lynn Lake. These increases were partially offset by mining depletion at Young-Davidson and El Chanate with no exploration drilling conducted at either operation in 2017.
The Island Gold deposit continues to demonstrate significant growth, both in terms of the size and quality of its mineral reserve base. Island Gold’s mineral reserves increased a further 18% in 2017 to 887,000 ounces compared to the end of 2016. This is a continuation of a strong trend since 2014 which has seen mineral reserves grow by 383%. Mineral reserve additions of 236,000 ounces more than offset mining depletion of 102,000 ounces. The mineral reserve grade increased a further 11% to 10.20 g/t Au, marking a 60% increase since 2014. This growth was part of a successful 2017 program focused on upgrading a portion of the large inferred mineral resource base.
La Yaqui Grande’s mineral reserves grew 24% to 644,000 ounces following up on an initial mineral reserve of 521,000 ounces declared at the end of 2016. The majority of the growth came through mineral reserve additions within Zones 2 and 3. La Yaqui Grande is now more than seven times the size of La Yaqui Phase I based on its initial mineral reserve. La Yaqui Phase I was constructed and brought into production during 2017.
Mineral Reserves across the Mulatos District were unchanged at 1.9 million ounces with the additions at La Yaqui Grande and the El Salto area of the Mulatos Pit, offsetting mining depletion.
At Lynn Lake, an initial Proven and Probable mineral reserve of 1.6 million ounces was declared reflecting the successful conversion of Measured, Indicated and Inferred mineral resources as detailed in the feasibility study on the project, results of which were released in December 2017.
No exploration drilling was conducted at Young-Davidson given its existing long life mineral reserve base of 14 years. Exploration activities are expected to recommence once the lower mine has been developed. Similarly, no exploration was conducted at El Chanate with mining operations expected to cease in 2018.
A $1,250 per ounce gold price assumption was used in estimating 2017 mineral reserves, unchanged from 2016. A detailed summary of Proven and Probable mineral reserves as of December 31, 2017 is presented in Table 1 at the end of this press release.
Mineral Resources
Global Measured and Indicated mineral resources (exclusive of mineral reserves) totaled 7.4 million ounces as of December 31, 2017. This represents a 21% decrease from the end of 2016 reflecting the conversion of mineral resources at Lynn Lake to mineral reserves, partially offset by the addition of Island Gold and increases at Young-Davidson and La Yaqui Grande.
Global Inferred mineral resources totaled 4.8 million ounces as of December 31, 2017, up 11% from 2016 reflecting the addition of Island Gold, partially offset by the successful conversion of mineral resources at Lynn Lake to mineral reserves.
The Company’s $1,400 per ounce gold price assumption for estimating mineral resources is unchanged from 2016. Detailed summaries of the Company’s Measured and Indicated, and

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Inferred mineral resources as of December 31, 2017 are presented in Tables 3 and 4 respectively, at the end of this press release.
Island Gold
Island Gold’s mineral reserves increased 18% to 887,000 ounces, net of mining depletion, from the end of 2016. The 2017 exploration program was focused on upgrading a portion of the large inferred mineral resource base and successful in adding 236,000 ounces of new mineral reserves, more than offsetting mining depletion of 102,000 ounces.
Mineral reserve grades also increased 11% to 10.20 g/t Au as the mineral reserve continues to grow both in size and quality. Over the past three years, Island Gold’s mineral reserve has grown by more than 700,000 ounces, net of mining depletion, for a 383% increase. Over the same period, the mineral reserve grade has increased from 6.39 g/t Au to 10.20 g/t Au for a 60% increase.
Based on throughput rates of 1,100 tonnes per day (“tpd”), Island Gold has a current mineral reserve life of approximately seven years. With a large mineral resource base, significant exploration potential, and strong track record of mineral resource additions and conversion to mineral reserves, the Company expects a significantly longer mine life.
Measured and Indicated mineral resources increased 22% to 111,000 ounces while Inferred mineral resources decreased 9% to 908,000 ounces reflecting the above noted conversion of mineral resources to mineral reserves. Despite not being a primary focus, 147,000 ounces of Inferred mineral resources were added, replacing nearly two-thirds of the 236,000 ounces that were converted to mineral reserves.
The 2017 exploration program was also successful in outlining additional gold mineralization down plunge to the southeast. The majority of the exploration drill results in this area are not yet at the required drill spacing to allow for inclusion into the Inferred mineral resource category.
Previously released highlight intercepts not included in year end 2017 mineral reserve or resource calculations include (all true width and capped at 70 g/t Au):

•	19.85 g/t Au over 8.40 metres (“m”) (MH8-4, E1E Zone);

•	17.67 g/t Au over 2.30 m (MH10-2, E1E Zone);

•	11.36 g/t Au over 3.57 m (MH10-3, E1E Zone); and

•	10.48 g/t Au over 2.92 m (MH9-5A, E1E Zone).

See Figure 1 for locations of the above noted intercepts and Table 5 at the end of this press release.
These results all sit down plunge to the southeast of the main mineralization at Island Gold. The 2018 exploration program will be focused on converting this newly outlined zone of

4 | ALAMOS GOLD INC

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mineralization into the Inferred mineral resource category by the end of 2018. This new zone of mineralization and the area of Inferred mineral resources above it (to the northwest) form an area with similar dimensions as the Phase I PEA expansion area.
The 2018 exploration program (see Figure 2) will also be focused on further drilling below the 1,000 m level, both beneath the existing mine infrastructure and to the west, and first pass drilling over the five to six kilometre long strike extent of the Goudreau Deformation Zone to the east of the main Island Gold Deposit. A total of $15 million and 84,000 m has been budgeted for the 2018 exploration program at Island Gold, consistent with what was spent in 2017.
Young-Davidson
Mineral reserves at Young-Davidson decreased 0.2 million ounces to 3.5 million ounces of gold, reflecting mining depletion. Given its large existing mineral reserve base, long mineral reserve life of approximately 14 years, and it being cost prohibitive to drill from surface, exploration has not been a focus. Exploration activities will recommence once the lower mine has been developed allowing for drilling platforms at depth. The operation has excellent exploration potential with the deposit open at depth and to the west.
Young-Davidson also hosts a large Measured and Indicated mineral resource base of 1.4 million ounces, which increased 0.1 million ounces through underground infill drilling. The Company expects a strong conversion rate of mineral resources to mineral reserves through additional stope definition and infill drilling and further potential to add to the mineral resource base. Inferred mineral resources of 0.3 million ounces were largely unchanged.
In addition to the underground mineral reserves, the Company has 0.9 million tonnes of surface stockpiles grading 0.98 g/t Au. These stockpiles will be used to supplement higher grade underground ore until the tie in of the upper and lower mine is completed. The tie in is currently scheduled for the fourth quarter of 2019, after which underground mining rates are expected to ramp up above 7,500 tpd. Based on expected underground mining rates, the remaining mineral reserve life of the Young-Davidson mine is approximately 14 years as of December 31, 2017.
Mulatos
Total Mulatos District mineral reserves (including La Yaqui Grande and Cerro Pelon) of 1.9 million ounces grading 1.18 g/t Au were unchanged with mineral reserve additions at La Yaqui Grande and the El Salto portion of the Mulatos Mine, offsetting mining depletion.
Based on the 2018 budgeted throughput rates, the remaining mineral reserve life of the Mulatos District is approximately eight years, as of December 31, 2017.
Underground mineral reserves at Mulatos decreased 25,000 ounces reflecting mining depletion at San Carlos. The Company continues to have success mining ore outside of the remaining mineral reserves with depletion of 67,000 tonnes, approximately half the 133,000 tonnes milled. The Company expects remaining mineral reserves to be depleted during the first half of 2018.
Measured and Indicated mineral resources at Mulatos of 2.7 million ounces are largely unchanged with additions at La Yaqui Grande partially offsetting a decrease in the Mulatos Mine reflecting the conversion of mineral resources at El Salto to mineral reserves. Inferred mineral resources at Mulatos were unchanged at 0.3 million ounces.

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TRADING SYMBOL: TSX:AGI NYSE:AGI

La Yaqui Grande
Mineral reserves at La Yaqui Grande increased 24%, or 123,000 ounces to 644,000 ounces, with the mineral reserve grade unchanged at 1.40 g/t Au. The bulk of the increase was driven through further exploration success in Zone 2 and an initial mineral reserve in Zone 3. This followed an initial mineral reserve of 521,000 ounces declared on the project at the end of 2016. In the span of two years, La Yaqui Grande has grown substantially and is now more than seven times the size of La Yaqui Phase I which was brought into production in September 2017.
La Yaqui Grande’s mineral reserve grade of 1.40 g/t Au is 59% higher than the Mulatos Mine mineral reserve grade of 0.88 g/t Au. Similar to La Yaqui Phase I, the higher grades are expected to support lower cost production than current levels at the Mulatos Mine.
Additionally, the Measured and Indicated mineral resource at La Yaqui Grande increased by 41,000 ounces to now total 109,000 ounces.
Mulatos District Exploration
A total of $13 million and 41,500 m has been budgeted at Mulatos for exploration in 2018. El Carricito will be a key focus with mapping, sampling and geophysics planned for the first half of the year followed by approximately 10,000 m of scout drilling in the second half of 2018. The field programs at El Carricito commenced in the fourth quarter of 2017 with mapping and sampling already underway.
Lynn Lake
An initial mineral reserve totaling 1.6 million ounces was declared on the Lynn Lake project reflecting the successful conversion of Measured, Indicated and Inferred Mineral Resources at the Gordon and MacLellan deposits. This was outlined in the feasibility study completed on the project and published earlier this year. Based on the feasibility mine plan, Lynn Lake has an expected mineral reserve life of more than 10 years.
Measured and Indicated mineral resources on the project decreased to 0.5 million ounces reflecting the conversion to mineral reserves. The Lynn Lake project combined with the Burnt Timber and Linkwood deposits also host Inferred mineral resources totalling 1.6 million ounces. This was also down from a year ago reflecting the conversion of some of these Inferred mineral resources to mineral reserves.
A total of $4 million and 10,000 m has been budgeted for exploration at the Lynn Lake project in 2018. The focus of the 2018 program will be regional scale targeting, prospect delineation and ranking through mapping, sampling and geophysics and technical studies on structures, veins and stratigraphy. Drilling adjacent to known deposits and scout drilling on the southern shear, over regional targets is also planned.
El Chanate
El Chanate’s mineral reserves decreased to 135,000 ounces with mining activities expected to wind down mid-2018. Given the long leach cycle at El Chanate, the Company expects to benefit from ongoing gold production beyond 2018 through residual leaching of the pad. This is expected to drive higher mine-site free cash flow from the operation in the second half of the year and into 2019.

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Kirazlı, Ağı Dağı, Çamyurt, Esperanza and Quartz Mountain
Mineral reserves and resources for the Kirazlı, Ağı Dağı, Çamyurt, Esperanza and Quartz Mountain projects were unchanged from a year ago.

Qualified Persons
Chris Bostwick, FAusIMM, Alamos Gold’s Vice President, Technical Services, has reviewed and approved the scientific and technical information contained in this news release. Chris Bostwick is a Qualified Person within the meaning of Canadian Securities Administrator’s National Instrument 43-101 (“NI 43-101”). The Qualified Persons for the National Instrument 43-101 compliant mineral reserve and resource estimates are detailed in the following table.

Resources
Jeffrey Volk, CPG, FAusIMM	Director - Reserves and Resource, Alamos Gold Inc.	Young-Davidson, El Chanate, San Carlos U/G, Lynn Lake
Raynald Vincent, P.Eng., M.G.P.	Chief Geologist - Island Gold	Island Gold
Marc Jutras, P.Eng	Principal, Ginto Consulting Inc.	Mulatos Pits, Cerro Pelon, La Yaqui, Carricito, Esperanza, Ağı Dağı, Kirazlı, Çamyurt, Quartz Mountain

Reserves
Chris Bostwick, FAusIMM	VP Technical Services, Alamos Gold Inc.	Young-Davidson, El Chanate, San Carlos Underground, Lynn Lake
Leon LeBlanc, P.Eng	Chief Engineer - Island Gold	Island Gold
Herb Welhener, SME-QP	VP, Independent Mining Consultants Inc.	Mulatos Pits, Cerro Pelon, La Yaqui, Ağı Dağı, Kirazlı
With the exception of Mr. Volk, Mr. Bostwick, Mr. Vincent, and Mr. LeBlanc each of the foregoing individuals are independent of Alamos Gold.
Exploration programs for the Company are directed by Aoife McGrath, M.Sc., M.AIG, Alamos' Vice President of Exploration and a Qualified Person under the requirements of National Instrument 43-101.

About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from four operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,700 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

7 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Scott K. Parsons
Vice President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note

This News Release includes certain "forward-looking statements". All statements other than statements of historical fact included in this release are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to planned exploration programs, costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.

These forward-looking statements include, but are not limited to, statements with respect to future exploration potential, project economics, timing and scope of future exploration, anticipated costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements." Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements.

Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of mineral resource. A mineral resource that is classified as "inferred" or "indicated" has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into proven and probable reserves.

There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Alamos' expectations include, among others, risks related to international operations, risks related to obtaining the permits required to carry out planned exploration or development work, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled "Risk Factors" in Alamos' Annual Information Form and other disclosures of "Risk Factors" by Alamos and its predecessors, available on SEDAR and EDGAR. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

8 | ALAMOS GOLD INC

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Cautionary Note to U.S. Investors – Mineral Reserve and Resource Estimates

All resource and reserve estimates included in this news release or documents referenced in this news release have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards. These definitions differ materially from the definitions in SEC Industry Guide 7 ("SEC Industry Guide 7") under the United States Securities Act of 1933, as amended, and the Exchange Act. Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101 and the CIM Standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the U.S. Securities and Exchange Commission (the "SEC"). Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in very limited circumstances. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

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Table 1: Total Proven and Probable Mineral Reserves as of December 31, 2017

PROVEN AND PROBABLE GOLD MINERAL RESERVES (as at December 31, 2017)									
	Proven Reserves			Probable Reserves			Total Proven and Probable		
	Tonnes (000's)	Grade (g/t Au)	Ounces (000's)	Tonnes (000's)	Grade (g/t Au)	Ounces (000's)	Tonnes (000's)	Grade (g/t Au)	Ounces (000's)
Young-Davidson - Surface	857	0.98	27	-	-	-	857	0.98	27
Young-Davidson - Underground	14,688	2.75	1,298	25,323	2.63	2,142	40,011	2.67	3,440
Total Young-Davidson	**15,545**	**2.65**	**1,325**	**25,323**	**2.63**	**2,142**	**40,868**	**2.64**	**3,467**
Island Gold	**807**	**11.14**	**289**	**1,896**	**9.81**	**598**	**2,703**	**10.20**	**887**
Mulatos Main Pits	3,249	1.00	105	18,695	0.86	519	21,944	0.88	624
San Carlos Underground	29	13.27	12	11	8.72	3	39	12.05	15
Stockpiles	8,855	1.30	370	-	-	-	8,855	1.30	370
La Yaqui	374	1.49	18	1,070	1.36	47	1,444	1.39	65
La Yaqui Grande	-	-	-	14,325	1.40	644	14,325	1.40	644
Cerro Pelon	960	1.70	53	2,293	1.59	117	3,253	1.63	170
Total Mulatos	**13,467**	**1.29**	**558**	**36,394**	**1.14**	**1,329**	**49,860**	**1.18**	**1,888**
El Chanate - Open Pit	1,209	0.60	23	1,492	0.65	31	2,700	0.63	54
El Chanate - Leach Pad Inv.	-	-	80	-	-	-	-	-	80
Total El Chanate	**1,209**	**-**	**104**	**1,492**	**-**	**31**	**2,700**	**-**	**135**
MacLellan	9,552	1.91	586	8,528	1.32	361	18,080	1.63	947
Gordon	2,311	2.82	210	6,412	2.27	468	8,723	2.42	678
Total Lynn Lake	**11,863**	**2.09**	**796**	**14,939**	**1.73**	**829**	**26,803**	**1.89**	**1,625**
Ağı Dağı	1,450	0.76	36	52,911	0.66	1,130	54,361	0.67	1,166
Kirazlı	700	1.25	28	25,404	0.78	637	26,104	0.79	665
Total Turkey	**2,150**	**0.93**	**64**	**78,315**	**0.70**	**1,767**	**80,465**	**0.71**	**1,831**
Alamos - Total	**45,040**	**2.17**	**3,135**	**158,359**	**1.32**	**6,697**	**203,399**	**1.50**	**9,832**

Table 2: Project Life-of-Mine Waste-to-Ore Ratios as of December 31, 2017

Project Life-of-Mine Waste-to-Ore Ratios as of December 31, 2017
Project	Waste-to-Ore Ratio
Mulatos Mine	1.28
Cerro Pelon Pit	2.25
La Yaqui Pit	6.61
El Chanate Pit	2.21
Ağı Dağı Pit	1.03
Kirazlı Pit	1.45
Lynn Lake Pits	7.28

10 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Table 3: Total Measured and Indicated Mineral Resources as of December 31, 2017

MEASURED AND INDICATED GOLD MINERAL RESOURCES (as at Dec 31, 2017)	Measured Resources			Indicated Resources			Total Measured and Indicated		
	Tonnes (000's)	Grade (g/t Au)	Ounces (000's)	Tonnes (000's)	Grade (g/t Au)	Ounces (000's)	Tonnes (000's)	Grade (g/t Au)	Ounces (000's)
Young-Davidson - Surface	496	1.13	18	1,242	1.28	51	1,739	1.24	69
Young-Davidson - Underground	7,411	3.30	785	3,964	3.97	506	11,374	3.53	1,291
Total Young-Davidson	**7,907**	**3.16**	**803**	**5,206**	**3.33**	**557**	**13,113**	**3.23**	**1,361**
Island Gold	**48**	**4.46**	**7**	**542**	**5.98**	**104**	**591**	**5.86**	**111**
Mulatos	7,963	1.25	321	61,504	1.08	2,140	69,467	1.10	2,461
San Carlos UG	167	4.88	26	351	4.58	52	519	4.68	78
La Yaqui	-	-	-	3,045	1.11	109	3,045	1.11	109
Cerro Pelon	117	2.75	10	455	2.52	37	572	2.56	47
Carricito	58	0.82	2	1,297	0.82	34	1,355	0.83	36
Total Mulatos	**8,305**	**1.35**	**359**	**66,652**	**1.11**	**2,372**	**74,958**	**1.13**	**2,731**
El Chanate	**2,381**	**0.62**	**47**	**3,376**	**0.79**	**86**	**5,757**	**0.72**	**134**
MacLellan - Open Pit	2,110	1.86	126	2,236	1.24	89	4,347	1.54	215
MacLellan - Underground	-	-	-	1,161	4.37	163	1,161	4.37	163
Gordon	9	1.72	0.47	451	1.96	28	460	1.95	29
Burnt Timber	-	-	-	1,021	1.40	46	1,021	1.40	46
Linkwood	-	-	-	984	1.16	37	984	1.17	37
Total Lynn Lake	**2,119**	**1.86**	**127**	**5,853**	**1.93**	**364**	**7,972**	**1.91**	**490**
Esperanza	**19,226**	**1.01**	**622**	**15,126**	**0.95**	**462**	**34,352**	**0.98**	**1,083**
Ağı Dağı	553	0.44	8	34,334	0.46	510	34,887	0.46	518
Kirazlı	118	0.50	2	5,848	0.43	80	5,966	0.43	82
Çamyurt	513	1.00	16	17,208	0.89	492	17,721	0.89	508
Total Turkey	**1,184**	**0.68**	**26**	**57,390**	**0.59**	**1,082**	**58,574**	**0.59**	**1,108**
Quartz Mountain	**214**	**0.95**	**7**	**11,942**	**0.87**	**333**	**12,156**	**0.87**	**339**
Alamos - Total	**41,384**	**1.50**	**1,998**	**166,088**	**1.00**	**5,360**	**207,472**	**1.10**	**7,357**

11 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Table 4: Total Inferred Mineral Resources as of December 31, 2017

INFERRED GOLD MINERAL RESOURCES (as at Dec 31, 2017)	Tonnes (000's)	Grade (g/t Au)	Ounces (000's)
Young-Davidson - Surface	31	0.99	1
Young-Davidson - Underground	3,498	2.75	310
Total Young-Davidson	**3,528**	**2.74**	**311**
Island Gold	**2,958**	**9.55**	**908**
Mulatos	8,804	0.92	261
San Carlos UG	162	4.93	26
La Yaqui	303	0.97	9
Cerro Pelon	109	1.23	4
Carricito	900	0.74	22
Total Mulatos	**10,278**	**0.97**	**322**
El Chanate	**52**	**0.79**	**1**
MacLellan - Open Pit	750	1.62	39
MacLellan - Underground	116	3.82	14
Gordon	615	1.30	29
Burnt Timber	23,438	1.04	781
Linkwood	21,004	1.16	783
Total Lynn Lake	**45,923**	**1.11**	**1,646**
Esperanza	**718**	**0.80**	**18**
Ağı Dağı	16,760	0.46	245
Kirazlı	5,689	0.59	108
Çamyurt	2,791	0.95	85
Total Turkey	**25,240**	**0.54**	**438**
Quartz Mountain	**39,205**	**0.91**	**1,147**
Alamos - Total	**127,903**	**1.17**	**4,791**

12 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Notes to Mineral Reserve and Resource Tables:

•
The Company’s mineral reserves and mineral resource as at December 31, 2017 are classified in accordance with the Canadian Institute of Mining Metallurgy and Petroleum’s “CIM Standards on Mineral Resources and Reserves, Definition and Guidelines” as per Canadian Securities Administrator’s NI 43-101 requirements.

•	Mineral resources are not mineral reserves and do not have demonstrated economic viability.

•	Mineral resources are exclusive of mineral reserves.

•
Mineral reserve cut-off grade for the Mulatos Mine, the Cerro Pelon Pit, the La Yaqui Pits, the Kirazlı Pit and the Ağı Dağı Pit are determined as a net of process value of $0.10 per tonne for each model block

•
All Measured, Indicated and Inferred open pit mineral resources are pit constrained with the exception of those outside the Mulatos Main Pits on the Mulatos property which have no economic restrictions and are tabulated by gold cut-off grade.

•
Mineral reserve estimates assumed a gold price of $1,250 per ounce and mineral resource estimates assumed a gold price of $1,400 per ounce. Metal prices, cut-off grades and metallurgical recoveries are set out in the table below.

•	El Chanate reserve ounces include a December 31, 2017 inventory of 80,300 recoverable ounces in the heap leach pad

	Resources		Reserves
	Gold Price	Cut-off	Gold Price	Cut-off	Met Recovery
Mulatos:
Mulatos Main Open Pit	$1,400	0.5	$1,250	see notes	>50%
San Carlos Underground	$1,400	2.5	$1,250	3.27	70%
Cerro Pelon	$1,400	0.5	$1,250	see notes	75%
La Yaqui	$1,400	0.5	$1,250	see notes	75%
Carricito	$1,400	0.3	n/a	n/a	n/a
Young-Davidson - Surface	$1,400	0.5	$1,250	0.5	91%
Young-Davidson - Underground	$1,400	1.3	$1,250	1.9	91%
Island Gold	$1,400	4.0	$1,250	3.39-3.94	96.5%
El Chanate	$1,400	0.15	$1,250	0.15	30-65%
Lynn Lake - MacLellan	$1,400	0.42	$1,250	0.47	91-92%
Lynn Lake - MacLellan Underground	$1,400	2.0	n/a	n/a	n/a
Lynn Lake - Gordon	$1,400	0.62	$1,250	0.69	89-94%
Esperanza	$1,400	0.4	n/a	n/a	60-72%
Ağı Dağı	$1,400	0.2	$1,250	see notes	80%
Kirazlı	$1,400	0.2	$1,250	see notes	81%
Çamyurt	$1,400	0.2	n/a	n/a	78%
Quartz Mountain	$1,400	0.21 Oxide, 0.6 Sulfide	n/a	n/a	65-80%

13 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Figure 1: Island Gold Mine – Highlights from 2017 Drill Program

14 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Figure 2: Island Gold Mine – 2018 Exploration Program

W
LOCHALSH
ISLAND
EXT1
EXT2
GOUDREAU
E
Surface
Crown pillar
21 Zone
UG (1,500m)
340 & 620 levels
UG (15,000m)
Shaft Zone
UG (3,500m)
- 500 m
PEA AREA
840 Level
UG (8,000m)
RM & Access
UG (2,000m)
- 1 000 m
LC-415-04
17.31/1.78
MH7 (X zone)
17.85/1.68
Surface Directional
Drilling Infill (6,000m)
Exploration (10,000m)
Proven Reserves (2018)
Probable Reserves (2018)
Indicated Resources (2018)
Inferred Resources (2018)
Ramp and Actual Development
Mined Out
Surface Directional Drilling
Exploration (15,000m)
200 m

15 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Table 5: Island Gold – Previously Released Select Composite Intervals from Surface Exploration Drilling Not Yet Incorporated into Mineral Resource Estimates

Intercepts calculated using zones of greater than 3g/t weighted average, minimum intercept width is 2.0m (except for X Zones), 0m internal waste, capping values per zone: Zone X2-E1E @ 70g/t

Hole ID	From (m)	To (m)	Core Length (m)	True thickness (m)	Au Grade Uncut (g/t)	Au Grade Cut (g/t)	Zone	Vertical Depth (m)
MH8	1,378.50	1,382.10	3.60	2.45	4.60	4.60	E1E	1,198
MH8-4	1,441.80	1,451.80	10.00	8.40	32.41	19.85	E1E	1,315
MH9-1	1,442.40	1,445.50	3.10	2.46	11.65	6.38	E1E	1,375
MH9-2	1,481.40	1,486.15	4.75	2.56	5.05	5.05	E1E	1,399
MH9-5A	1,443.10	1,448.45	5.35	2.92	16.89	10.48	E1E	1,369
MH10	1,590.75	1,596.00	5.25	3.22	4.82	4.82	E1E	1,491
MH10-1	1,500.50	1,503.70	3.20	2.42	16.67	9.71	E1E	1,357
MH10-2	1,476.20	1,479.20	3.00	2.30	40.12	17.67	E1E	1,358
MH10-3	1,513.30	1,517.20	3.90	3.57	11.45	11.36	E1E	1,395

16 | ALAMOS GOLD INC